Mail Stop 4561

November 26, 2007

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, NY 10022

> **Re:** **FX Real Estate and Entertainment Inc.**
> **Pre-Effective Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed November 13, 2007**
> **File No. 333-145672**

Dear Mr. Sillerman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Company, page 34

The Riviera, page 46

1. We note your response and your amended disclosure to our prior comment regarding your recent acquisition of additional shares in Riveria Holdings Corporation. You state that you do not currently have any definitive plans or agreements to acquire additional shares of Riveria Holdings Corporation and thus have not disclosed the percentage of shares you may attempt to purchase, the total cost of the purchase and how you plan to finance the acquisition. Your disclosure indicates, however, that you have submitted a proposal to acquire "the remaining outstanding shares of Riveria Holdings Corporation at a price of $34 per share"

and that you "continue to explore an acquisition of Riveria Holdings Corporation." Therefore, please disclose the total cost to you if you are successful at obtaining such shares at the price of $34 a share and how you plan to finance this acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Metroflag Operating Results, page 67

2. In Amendment No. 1, you disclosed information about the historical business of Metroflag that you have deleted from Amendment No. 2. Please revise to include this disclosure as it helps to explain and provide context for the operating results for the nine months ended September 30, 2007.

Liquidity and Capital Resources, page 70

3. You state that you believe that your current cash on hand will be insufficient to meet your working capital needs beyond February 2008. You also state that if you are unable to complete the rights offering, you will need to seek alternative financing to repay the Riv loan and meet other obligations. Please disclose what your plans are, if any, to provide alternative financing to be able to meet your working capital needs beyond February 2008.

Cash Flows for the period from May 11, 2007 to September 30, 2007, page 72

Operating Activities, page 72

4. You disclose that cash used in operating activities was $11.0 million. The table on the next page, however, states that it was $12.1 million. Please revise.

FX Real Estate and Entertainment, Inc. Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

5. Please revise your balance sheets to disclose the number of shares issued or outstanding, as appropriate, and the dollar amount thereof. Refer to Article 5-02.30 of Regulation S-X.

2. Organization and Background, page F-7

CKX Investment, page F-8

6. We have reviewed your response to comment #37, and it is not clear from the accounting literature you referenced, how you determined that your accounting for this transaction was appropriate. It appears you used push-down accounting

for the investment by CKX in FXLR, but push-down accounting is not appropriate in transactions where the resulting minority interest is greater than 20%. Please clarify or revise.

Metroflag Acquisition, page F-10

7. Please disclose how you accounted for the existing interest in Metroflag that was owned prior to the July 6, 2007 purchase of the remaining interest. In your response please clarify whether the interest in Metroflag was recorded at historical cost, fair value, or fair value as of June 1, 2007 prior to July 6, 2007, and tell us what changes were made to the balance sheet related to these assets in conjunction with the purchase transaction. It appears that you have stepped up 100% of Metroflag to fair value in the purchase of the remaining 50% that occurred on July 6, 2007. If so, please explain as we thought the initial 50% purchase of Metroflag was recorded at historical cost due to common control.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Alan I. Annex, Esq. (via facsimile)
        Andrew E. Balog, Esq. (via facsimile)